December 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boston Private Financial Holdings, Inc.
Form 10-K for December 31, 2007
File No. 0-17089

Dear Mr. Webb:

This letter is submitted on behalf of Boston Private Financial Holdings, Inc. (the “Company”) in response to your letter to David Kaye dated December 18, 2008 (the “Comment Letter”). As discussed with Staff Accountant, Joyce Sweeney, due to the holiday season and corresponding vacation schedules of the Company’s employees, we will respond to your comments noted in the Comment Letter on January 19, 2009.

If you should have any questions, please contact the undersigned at (617) 646-4822.

Sincerely,

/s/ Margaret W. Chambers
Margaret W. Chambers
General Counsel and Executive Vice President

cc:	David Kaye, Senior Vice President and Chief Financial Officer
Boston Private Financial Holdings, Inc.

Paul Lee, Esq.
Goodwin Procter LLP